UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Aether Holdings, Inc.
Full Name of Registrant:

Former Name if Applicable:

1441 Broadway, 30th Floor
Address of Principal Executive Office (Street and number):

New York, New York 10018
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aether Holdings, Inc. (the “Registrant”) will be unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended June 30, 2025, by August 14, 2025. The Registrant cannot file its Form 10-Q within the prescribed period without undue hardship and expense because it is awaiting materials being provided by a third party that are required for the Registrant to confirm certain required disclosures in the Form 10-Q. As a result, the Registrant requires additional time to complete the Form 10-Q. The Registrant expects to receive the required materials from the third party and to file the Form 10-Q within the proscribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Nicolas Lin	(347)	363-0886
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total operating expenses for the nine months ended June 30, 2025 are expected to increase to approximately $2.4 million as compared to $1.33 million for the nine months ended June 30, 2024. The Registrant expects its net loss for the nine months ended to increase to approximately $1.72 million from $0.58 million for the nine month period ended June 30, 2024. These expected increases are primarily due to expenses supporting the Registrant’s ongoing expansion and the same related to the areas of salaries and contract wages, advertisement and marketing, professional fees, as well as director and officer liability insurance.

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Aether Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	By:	/s/ Nicolas Lin
	Name:	Nicolas Lin
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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